UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Berkshire Gas Company 401(k) Plan 115 Cheshire Road Pittsfield, Massachusetts 01201

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Energy East Corporation 52 Farm View Drive New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Berkshire Gas Company 401(k) Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2006 and 2005 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Berkshire Gas Company 401 (k) Plan
Date: June 29, 2007	By /s/James E. Earley James E. Earley Committee Member
Date: June 29, 2007	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2007	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2007	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

THE BERKSHIRE GAS COMPANY 401(K) PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Berkshire Gas Company 401(k) Plan
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Berkshire Gas Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Berkshire Gas Company 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Berkshire Gas Company 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3 to the financial statements, the Plan changed its method of accounting for fully benefit-responsive investment contracts in 2006 by retrospectively adopting FASB Staff Position AAG INV-1 and SOP 94-4-1 as of December 31, 2005.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 27, 2007

The Berkshire Gas Company 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value:
Registered Investment Companies	$6,650,551	$5,710,927
Energy East Corporation Stock Fund	206,281	211,946
Stable Value Fund	671,288	801,291
Participant loans	156,881	118,516

	7,685,001	6,842,680

Receivables:
Contributions Receivable	14,288	11,541

Net assets reflecting all investments at fair value	7,699,289	6,854,221

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	11,118	11,651

Net assets available for benefits	$7,710,407	$6,865,872

See notes to financial statements.

The Berkshire Gas Company 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions:
Investment income:
Net appreciation in fair value of investments	$ 583,620	$ 144,636
Interest and dividends	286,737	214,230

	870,357	358,866

Contributions:
Participant	303,493	311,845
Employer	104,446	103,261
Transfer from other qualified plans	-	41,175

	407,939	456,281

Total additions	1,278,296	815,147

Deductions:
Benefits paid to participants	433,761	28,506

Total deductions	433,761	28,506

Net increase	844,535	786,641
Net assets available for benefits: Beginning of year	6,865,872	6,079,231

End of year	$ 7,710,407	$ 6,865,872

See notes to financial statements.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN

The following description of The Berkshire Gas Company (Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering non-union employees of the Company, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan as of the first day of the month following completion of a year of service, if they are at least age 21, are employed full time, and are not covered by a collective bargaining agreement between the Company and any union.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of not less than 1% and not greater than 50% of pretax earnings as contributions to their accounts during each year, subject to Code limitations. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increased by $1,000 a year until reaching a maximum of $5,000 in 2006.

Participants can direct the investment of their contributions into various investment options offered by the plan.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match 100% of the first 1% of participant contributions and 50% of the next 5% of participant contributions, for a possible total Company match of 3.5% of a participant's eligible compensation.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN (Continued)

Benefit Payments

Upon termination of employment due to retirement, disability, or death, a participant (or a participant's beneficiary) may elect to receive a lump sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date.

Participants may request the withdrawal of certain account balances prior to termination of employment due to financial hardship.

Vesting

Participants have full and immediate vesting rights in participant and the Company's matching contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Interest rates on loans outstanding at year end range from 5.00% to 10.50% for 2006 and 2005. Security for each loan is provided by the Plan participant's vested account balance. Payments are made ratably through payroll deductions. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

Participants are allowed to have one loan outstanding at a time, unless a second loan is taken for the purchase of a primary residence.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment

Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments'
fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date-basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

Payments of Benefits

Benefits are recorded when paid.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

In 2006, the Plan retrospectively adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires the Plan to report its fully benefit responsive investment contracts at fair value (rather than contract value as was the previous practice) and report net assets available for benefits based on the contract value.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

A summary of the investments at December 31, 2006 and 2005 is as follows:
	2006

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		6,650,551

Stable Value Fund:
Intermediate Term Bond Fund		654,730
Liquidity Fund		16,558
Wrapper contracts	AA-AAA	-

		671,288

Energy East Corporation Stock Fund		206,281
Participant loans		156,881

Total		$7,685,001

	2005

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		5,710,927

Stable Value Fund:
Intermediate Term Bond Fund		790,549
Liquidity Fund		10,742
Wrapper contracts	AA-AAA	-

		801,291

Energy East Corporation Stock Fund		211,946
Participant loans		118,516

Total		$6,842,680

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $11,118 and $11,651 at December 31, 2006 and 2005, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

	2006	2005

PIMCO Total Return Fund	$ 494,791	$ 490,102
T. Rowe Price Equity Income Fund	754,042	694,349
JPMCB Intermediate Bond Fund	654,730	790,549
T. Rowe Price Retirement 2010 Fund	759,474	571,274
T. Rowe Price Retirement 2015 Fund	1,022,986	794,156
T. Rowe Price Retirement 2020 Fund	921,609	782,713
T. Rowe Price Retirement 2025 Fund	795,756	629,041
Vanguard Explorer	542,641	494,742

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate.

Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter based on a formula that considers the market value and yield of the underlying fixed income portfolio, and the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following rates apply to 2006 and 2005:

	2006	2005

The average yield earned on the investments	4.27%	3.43%

	2006	2005

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.09%	5.16%

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the

Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in(a) through (i). There are no events known to us that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2006 and 2005, as follows:

	2006	2005

Registered Investment Companies	$ 520,691	$ 142,133
Stable Value Fund	34,255	33,502
Energy East Corporation Stock Fund	28,674	(30,999)

	$ 583,620	$ 144,636

4.   INCOME TAX STATUS

Effective January 1, 2005, the Plan sponsor adopted the T. Rowe Price Trust Company prototype 401(k) Retirement Plan. This prototype profit sharing plan has received an opinion letter from the Internal Revenue Service dated February 2002, which stated that the form of the Plan is acceptable under Section 401 of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income taxes. In the opinion of the Plan Administrator, the Plan has continued to operate within the terms of the Plan and the Code and remains qualified under the Code and applicable regulations.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price). T. Rowe Price is the trustee certified by the plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

The Berkshire Gas Company 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

7.   RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 does not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $11,118 at December 31, 2006. Also, the net increase in net assets available for benefits for 2006 is lower than the related amount reported in the financial statements by $11,118.

The Berkshire Gas Company 401(k) Plan
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2006

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 654,730
*	JPMCB Liquidity Fund	Commingled Fund	16,558
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		671,288
	Pimco Total Return Fund	Registered Investment Company	494,791
*	T. Rowe Price Equity Income Fund	Registered Investment Company	754,042
	Domini Sovial Equity Class R	Registered Investment Company	617
	Fidelity Diversified International Fund	Registered Investment Company	213,832
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	138,506
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	284,953
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	7,799
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	759,474
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,022,986
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	921,609
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	795,756
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	245,858
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	84,227
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	139,408
*	T. Rowe Price Small - Cap Value Fund	Registered Investment Company	55,651
	Vanguard Explorer	Registered Investment Company	542,641
	Vanguard Institutional Index Fund	Registered Investment Company	188,401
*	Energy East Corporation Stock	Energy East Stock Fund	206,281
*	Loan Fund	Participant Loans (5.00% - 10.50%)	156,881

	Total		$ 7,685,001

*	Party-in-interest